EXHIBIT 1.1

PAYMENT AGREEMENT AND LOAN AMENDMENT

PAYMENT AGREEMENT AND LOAN AMENDMENT dated as of April 27, 2010 (this “Agreement”), by and between DISCOVERY LABORATORIES, INC., a Delaware corporation (“Company”), and PHARMABIO DEVELOPMENT INC., a North Carolina corporation (“Lender”).

A.          The Lender has advanced to Borrower an aggregate principal amount of $8,500,000 under the terms of that certain Second Amended and Restated Loan Agreement dated as of October 25, 2006 (the “Loan Agreement”).  Capitalized terms used but not defined in this Agreement shall have the meanings ascribed to them in the Loan Agreement.

B.           Pursuant to the Loan Agreement, the Lender is the holder of that certain Second Amended and Restated Promissory Note dated October 25, 2006, issued by the Company in the principal amount of $8,500,000 (the “Note”).

C.           Annex A sets forth the agreed amount of principal, interest, premium and other amounts owing, if any, as of the date hereof, pursuant to the Loan Agreement as evidenced by the Note.

D.           As set forth on Annex A, as of the date hereof, the outstanding indebtedness under the Loan Agreement (including the outstanding principal, plus accrued interest in the amount of $2,067,017 as of the date hereof equals $10,567,017) (the “Outstanding Balance”).

E.           As set forth on Annex A, and subject to fulfillment of the terms and conditions set forth below, the Lender and the Company have agreed (a) that the Company will repay $6,567,017 of the Outstanding Balance in cash (the “Cash Amount”) on April 28, 2010, and (b) to extend the Maturity Date of the remaining Outstanding Balance of $4,000,000 (the “Remaining Balance”) and to amend certain other provisions of the Loan Agreement on the terms set forth below.

NOW, THEREFORE, in consideration of the mutual covenants and undertakings herein contained, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows

Section 1.        Partial Repayment of Loan; Amendment of Loan Documents.

(a)          Subject to and upon the terms and conditions of this Agreement, the Company shall repay the Cash Amount on April 28, 2010, via wire transfer of immediately available funds.  The Remaining Balance shall remain outstanding and shall be repaid, as follows: (i) $2,000,000 shall be repaid on July 30, 2010, and (ii) $2,000,000, together with all accrued interest, if any, shall be repaid on September 30, 2010.

(b)          The Company’s obligation to pay the Remaining Balance shall be evidenced by a new promissory note (the “Note”) duly executed and delivered by the Company in the form of Exhibit A attached hereto as of the date hereof.

(c)          On the date hereof, the Lender and the Company hereby agree to the following amendments to the Loan Agreement:

(i)            The first sentence of Section 2.03 of the Loan Agreement is hereby deleted in its entirety.

(ii)           The first sentence of Section 2.04(a) of the Loan Agreement is hereby deleted in its entirety and is replaced with the following:

“Borrower shall pay the aggregate outstanding principal amount of the Loan and all accrued interest, if any, as follows: (i) $2,000,000 of the outstanding principal amount shall be repaid on or before July 30, 2010, and (ii) the remaining $2,000,000 principal amount, together with all accrued interest, if any, shall be repaid on or before September 30, 2010 (the “Maturity Date”), unless any such amount becomes due and payable sooner pursuant to the provisions of this Agreement.”

(iii)           The first sentence of Section 2.04(b) of the Loan Agreement is hereby deleted in its entirety and is replaced with the following:

“Interest on the Loan shall accrue beginning April 28, 2010, and be payable at a rate per annum  (the “Base Rate”) equal to the Prime Rate in effect from time to time, or, if less, the maximum rate permitted by law.  Notwithstanding the preceding sentence, provided that if Borrower pays the aggregate outstanding principal amount of the Loan on each of the dates set forth in Section 2.04(a), then the interest rate on the Loan will be 0%.

(iv)          Article VI of the Loan Agreement is hereby amended and supplemented to add a new Section 6.11 at the end thereof:

6.11  Maintenance of Cash Balance.  The Borrower hereby agrees to maintain a Cash Balance (as defined below) of (a) at least $10,000,000 until the Borrower makes the first repayment of $2,000,000 in accordance with Section 2.04(a)(i), and (b) at least $8,000,000 until the Maturity Date.  For purposes of this Agreement, the term “Cash Balance” means the value of the Borrower’s cash and cash equivalents that are not subject to any lien, pledge, charge or encumbrance of any kind (other than Permitted Liens and the Lender’s security interest under the Loan Documents) as determined by the Borrower in a manner consistent with past practices used in preparing the Borrower’s financial statements filed from time to time with the SEC.  Within ten (10) days of each calendar month-end, the Borrower shall provide Lender with a certificate, in a form satisfactory to Lender, executed by the Borrower’s Chief Financial Officer containing (i) a statement to the effect that the Chief Financial Officer has made the examination necessary to confirm compliance with this Section 6.11 and (ii) a computation in reasonable detail of the Borrower’s Cash Balance as of such calendar month-end.

(v)           Section 7.01(c) of the Loan Agreement is hereby deleted in its entirety and is replaced with the following:

“Borrower shall fail to perform or observe any term, covenant or agreement contained in this Agreement required to be performed or observed by Borrower (other than Section 6.02, 6.03, 6.04, or 6.11) and such failure to perform or observe such term, covenant or agreement has a Material Adverse Effect and is not cured within thirty (30) days after receipt of notice thereof by Borrower;”.

(vi)          Section 7.01(d) of the Loan Agreement is hereby deleted in its entirety and is replaced with the following:

“Borrower shall fail to perform or observe the provisions of Section 6.02, 6.03, 6.04, or 6.11, except, in the case of Section 6.04, if an Event of Default is based on a tax lien, judgment lien or materialman’s lien, such lien shall continue without discharge or stay for a period of sixty (60) days;”.

(vii)         Section 8.14 of the Loan Agreement is hereby amended and supplemented to add a new sentence at the end thereof:

“For the avoidance of doubt, the failure of Borrower to make any payment when due under Section 2.04(a) shall not constitute a Dispute subject to the procedures in Sections 8.14 or 8.15, and Lender immediately may pursue any and all rights, powers, or remedies now or hereafter existing at law or in equity or by statute or otherwise available under the Loan Documents.

(d)         Upon the Closing, the Warrant Agreements dated June 20, 2003, November 3, 2004 and October 25, 2006 (collectively, the “Warrant Agreements”) exercisable for 43,612 shares of Common Stock, par value, $.001 per share, of the Company (“Common Stock”), 850,000 shares of Common Stock, and 1,500,000 shares of Common Stock, respectively, shall be cancelled, and all of the Company’s obligations represented thereby shall be discharged.  After the date hereof, the Company shall take reasonable steps to terminate, amend or supplement , as the Company and its counsel deem appropriate, the registration statements on Form S-3 filed with the Securities and Exchange Commission on August 11, 2003, December 15, 2004, and December 7, 2006 that cover the resale of the shares specified in the Warrant Agreements.

(e)          In consideration of the mutual covenants and undertakings herein contained, from and after the date hereof, the Company and the Lender hereby agree to negotiate in good faith to enter into a strategic alliance or collaborative arrangement under which Lender would provide funding for a research collaboration between Quintiles Transnational Corp. (“Quintiles”) and the Company relating to the possible research and development, and commercialization of two of the Company’s drug product candidates, Surfaxin LS™ and Aerosurf®, for the prevention and treatment of respiratory distress syndrome (RDS) in premature infants. The Company acknowledges and agrees that the Lender intends to receive advice and assistance from Quintiles regarding the research, development, and commercialization services and associated budget that would be required for Surfaxin LS™ and Aerosurf®.  Upon execution of this Agreement, the parties will promptly negotiate, in good faith, the terms of such strategic alliance or collaborative arrangement; provided, however, that neither party shall have any obligation to enter into any such alliance or arrangement except to the extent that it, in its sole discretion, agrees to enter into definitive documents therefor.  Without limiting the foregoing, the Company acknowledges that the Lender’s willingness to make such a strategic investment will depend on the Company’s funding requirements, the Lender’s available investment capital, and the risk-reward profile of the investment terms offered by the Company as compared to the Lender’s other investment opportunities.  Nothing in this Section 1(e) requires either the Company or the Lender to negotiate such transaction for any specified period of time.

(f)          This Agreement is a document executed pursuant to the Loan Agreement and shall (unless otherwise expressly indicated therein) be construed, administered or applied in accordance with the terms and provisions thereof.  Whenever the Loan Agreement and the other Loan Documents are referred to in instruments, agreements or other documents, it shall be deemed to mean the Loan Agreement and the Loan Documents as modified by this Agreement.  Except as hereby amended, the Loan Documents shall continue in full force and effect.

Section 2.        Closing.  The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place at 10:00 a.m. on April 28, 2010 (the “Closing Date”).  The Closing shall be held at the offices of the Company, 2600 Kelly Road, Suite 100, Warrington, Pennsylvania.  At the Closing, (a) the Lender shall surrender the Note to the Company for cancellation and shall deliver all documentation related thereto, and whatever documents of assignment, conveyance and transfer may be necessary or desirable with respect thereto, (b) the Lender shall surrender the Warrant Agreements to the Company for cancellation and shall deliver all documentation related thereto, and whatever documents of assignment, conveyance and transfer may be necessary or desirable with respect thereto, (c) the Company shall deliver the Cash Amount to the Lender via wire transfer of immediately available funds, and (d) the Company shall deliver the new Note evidencing the Remaining Balance in the form attached hereto as Exhibit A, duly executed by an authorized officer of Company.  The parties shall also execute and deliver appropriate cross-receipts for the deliveries effected in connection with the Closing.

Section 3.        Conditions to Closing.

(a)          Conditions to Closing of the Company.  The Company’s obligations at the Closing are subject to: (i) the receipt by the Company of the existing Note and the Warrant Agreements and the other documentation related thereto, and whatever documents of assignment, conveyance and transfer may be necessary or desirable with respect thereto, and (ii) the accuracy as of the Closing of the representations and warranties made by the Lender and the fulfillment of those undertakings of the Lender to be fulfilled prior to the Closing Date.

(b)          Conditions to Closing of the Lender.  The Lender’s obligations at the Closing are subject to:  (i) the receipt by Lender of the Cash Amount and the new Note, and (ii) the accuracy as of the Closing of the representations and warranties made by the Company and the fulfillment of those undertakings of the Company to be fulfilled prior to the Closing Date.

Section 4.        Representations of Lender.  The Lender hereby represents, warrants and agrees that:

(a)          The Lender has full power and authority to enter into, execute, deliver and perform this Agreement and all other agreements and instruments to be executed by the Lender in connection herewith.  All of such actions have been duly authorized by all necessary corporate action on the part of the Lender and no further approval or authorization by Lender’s shareholders or any other persons or entities are necessary to authorize such actions.  This Agreement constitutes the legal, valid and binding obligation of the Lender enforceable against the Lender in accordance with its terms except as such enforcement may be limited by bankruptcy, insolvency, reorganization or other laws and subject to general principles of equity.

(b)         As of the Closing, the Lender is the sole legal owner of the Note and the Warrant Agreements.  The Note and the Warrant Agreements are free and clear of any mortgage, lien, pledge, charge, security interest, encumbrance, title retention agreement, option, equity or similar adverse claim thereto.  The Lender has not, in whole or in part, given any person or entity any transfer order, power of attorney or other authority of any nature whatsoever with respect to such Note and Warrant Agreements which has not been revoked or which is otherwise outstanding and effective as of the Closing.  No action is pending or, to the Lender’s knowledge, threatened, which would contest the Lender’s ownership of, or right to transfer, such Note and Warrant Agreements.

(c)          The execution and delivery of this Agreement, the consummation of the transactions contemplated hereby will not result:

(i)            in a breach of any of the terms and provisions of or constitute a default under Lender’s articles of incorporation or bylaws, or any indenture, mortgage, deed or trust, or other agreement or instrument to which the Lender is a party; or

(ii)           in a violation of or default under any state or federal statute or any of the rules or regulations applicable to the Lender of any court or of any federal and state regulatory body or administrative agency.

Section 5.        Representations of Company.  The Company hereby represents, warrants and agrees that:

(a)          The Company has full power and authority to enter into, execute, deliver and perform this Agreement and all other agreements and instruments to be executed by the Company in connection herewith.  All of such actions have been duly authorized by all necessary corporate action on the part of the Company and no further approval or authorization by the Company’s stockholders or any other persons or entities are necessary to authorize such actions.  This Agreement constitutes, and when issued at Closing the new Note will constitute, the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with their respective terms except as such enforcement may be limited by bankruptcy, insolvency, reorganization or other laws and subject to general principles of equity.

(b)         The execution and delivery of this Agreement, the consummation of the transactions contemplated hereby will not result:

(i)            in a breach of any of the terms and provisions of or constitute a default under the Company’s certificate of incorporation or bylaws;

(ii)           in the creation of any lien, charge, security interest or encumbrance upon any assets of the Company pursuant to the terms or provisions of, or will not conflict with, result in the breach or violation of, or constitute, either by itself or upon notice or the passage of time or both, a default under any indenture, mortgage, deed or trust, or other agreement or instrument to which the Company is a party; or

(iii)          in a violation of or default under any state or federal statute or any of the rules or regulations applicable to the Company of any court or of any federal and state regulatory body or administrative agency.

(c)          The Company has, and will have on the Closing Date, a Cash Balance (as defined in Section 6.11 of the Loan Agreement as hereby amended) of at least $10,000,000.

(d)         No Event of Default (as defined in the Loan Agreement) (i) has occurred and is continuing as of the date hereof, nor (ii) will have occurred and be continuing as of the Closing Date.

Section 6.        Survival.  Notwithstanding any investigation made by any party to this Agreement, all agreements, representations and warranties made by the Company and the Lender herein will survive the execution of this Agreement.

Section 7.        Counterparts.  This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, and all of which together shall constitute one and the same instrument.  The exchange of copies of this Agreement or amendments thereto and of signature pages by facsimile transmission or by email transmission in portable document format, or similar format, shall constitute effective execution and delivery of such instrument(s) as to the parties and may be used in lieu of the original Agreement or amendment for all purposes.  Signatures of the parties transmitted by facsimile or by email transmission in portable document format, or similar format, shall be deemed to be original signatures for all purposes.

Section 8.        Notices.  All notices, requests, consents and other communications hereunder will be in writing, will be mailed (a) if within the domestic United States by first-class registered or certified airmail, or nationally recognized overnight express courier, postage prepaid, or by facsimile or (b) if delivered from outside the United States, by International Federal Express or facsimile, and (c) will be deemed given (i) if delivered by first-class registered or certified mail domestic, three business days after so mailed, (ii) if delivered by nationally recognized overnight carrier, one business day after so mailed, (iii) if delivered by International Federal Express, two business days after so mailed and (iv) if delivered by facsimile, upon electronic confirmation of receipt and will be delivered and addressed as follows (or to such other address or addresses as may have been furnished by notice to the other party):

if to the Company, to:

Discovery Laboratories, Inc.
2600 Kelly Road
Warrington, PA  18976
Attention:  Legal Department
Facsimile:  (215) 488-9301

with copies to:

Sonnenschein Nath & Rosenthal LLP
Two World Financial Center, 47th Floor
New York, NY  10281
Attention:  Ira L. Kotel, Esq.
Ph.: (212) 768-6700
Facsimile: (212) 768-6800

if to the Lender, to:

PharmaBio Development Inc.
c/o Quintiles Transnational Corp.
4820 Emperor Blvd
Durham, NC 27703
Attn:  President
Facsimile:  (919) 998-2090

with copies to:

Smith, Anderson, Blount, Dorsett,
   Mitchell & Jernigan, L.L.P.
2500 Wachovia Capitol Center
Raleigh, NC 27601
Attn: Christopher B. Capel
Facsimile: (919) 821-6800.

Section 9.        Applicable Law.  This Agreement will be governed by, and construed in accordance with, the internal laws of the State of Delaware, as applied to contracts made and to be performed entirely within such State, without giving effect to the principles of conflicts of law that would require the application of the laws of any other jurisdiction.

Section 10.      No Implied Rights or Remedies.  Except as otherwise expressly provided herein, nothing herein expressed or implied is intended or shall be construed to confer upon or to give any person, other than the Company and the Lender, any rights or remedies under or by reason of this Agreement.

Section 11.      No Waiver.  No failure on the part of any of the parties to this Agreement to exercise, no delay in exercising and no course of dealing with respect to, any right or remedy under this Agreement will operate as a waiver thereof.  No single or partial exercise of any right or remedy under this Agreement will preclude any other further exercise thereof or the exercise of any other right or remedy.

Section 12.      Headings.  The headings in this Agreement are inserted for convenience of reference only and shall not be a part of or control or affect the meaning of this Agreement.

Section 13.      Successors and Assigns.  This Agreement is subject to the restrictions on assignment set forth in Section 8.05 of the Loan Agreement.  This Agreement and all of its provisions shall be binding upon and inure to the benefit of the parties and their respective successors, permitted assigns, heirs and legal representatives.

Section 14.      Severability.  If any provision of this Agreement shall be invalid or unenforceable, the other provisions of this Agreement shall continue in full force, and the validity and enforceability of such other provisions shall not be adversely affected.

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

PHARMABIO DEVELOPMENT INC.

By:	/s/ John L. Bradley, Jr.
	Name:	John L. Bradley, Jr.
	Title:	Vice President

DISCOVERY LABORATORIES, INC.

By:	/s/ W. Thomas Amick
	Name:	W. Thomas Amick
	Title:	Chairman & CEO

Annex A

Agreed Loan Calculations

As of April 28, 2010:

Outstanding principal (A):	$8,500,000.00

Accrued Interest (B):	$2,067,017.00

OUTSTANDING BALANCE (A+B):	$10,567,017.00

Exhibit A

Form of Promissory Note

See Exhibit 1.2 to Form 8-K